

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2022

Thomas Schuetz
Chief Executive Officer
Compass Therapeutics, Inc.
80 Guest Street
Suite 601
Boston, Massachusetts 02135

>   **Re: Compass Therapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed December 2, 2022**
>   **File No. 333-268652**

Dear Thomas Schuetz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James Xu